Filed by Meten EdtechX Education Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Edtechx Holdings Acquisition Corp

Commission File No.: 001-38687

24 February 2020

Meten International Education Group (“Meten”)

Trading Update

Meten International Education Group, a leading provider of English language training and future skills in China, today issues an update on current trading.

The Company has closed financial year 2019 with gross billings in line with management expectations, and consequently, Meten is on track to meet its 2021 targets of RMB 301.1 million adjusted EBITDA and RMB 230.0 adjusted net income.

Driven by a combination of continuous enhancements to the Company’s digital offering and the impact of the coronavirus epidemic on the Chinese education industry, gross billings for Meten’s online courses increased approximately 287% year-on-year for the period between 1st and 17th February 2020. The number of new paying users during this period grew by 119% year-on-year.

In an effort to contain the virus, the Chinese Ministry of Education and its local Education Bureaus have instructed schools to postpone the start of their spring term until the end of February, at the earliest. As a result, Meten learning centres across China remain closed at present.

Given the gradual decline in the number of newly confirmed cases over the past week, business activities in China’s major cities have started to resume. As such, Meten will also re-open its learning centres as soon as it is permitted to do so by the Chinese Ministry of Education and local Education Bureaus.

The Company’s omnichannel business model has allowed it to maintain continuous service throughout this time of crisis. All existing offline students have been offered a 1-month rollover on their 18-month contracts with Meten and the option to use this one-month tuition credit immediately on the Likeshuo platform.

As part of its relief efforts, in the Hubei Province, Meten is currently providing free online English courses for primary and secondary school students, delivered by its high calibre teaching team. School teachers in the affected areas are also given the opportunity to utilise Meten’s online platform free of charge to deliver courses in other subjects to their students.

Alan Peng, Chief Executive Officer of Meten International Education Group, commented:

“We would like to extend our deepest sympathies to those who have been affected by the coronavirus epidemic. Our priority for the coming weeks is to continue to meet the needs of our customers whilst protecting the health and safety of our employees and providing support for those affected by the epidemic.

“Our Group will continue to abide by Government guidelines regarding face-to-face tuition. Once social order and normal course of business have been restored, we expect a significant rebound in demand for our offline services.”

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About Meten International Education Group

Meten is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals.

Through a sophisticated digital platform and nationwide network of learning centers, Meten provides its services under three industry-leading brands; Meten (adult and junior ELT services); ABC (primarily junior ELT services) and Likeshuo (online ELT).

Superior teaching quality and student satisfaction is underpinned by cutting edge technology deployed across the business, including AI-driven centralized teaching and management systems which record and analyze learning processes in real time.

Meten is committed to improving the overall English language competence and competitiveness of the Chinese population to keep apace with the rapid development of globalization.

The company’s experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offering to a growing number of students across China.

About EdtechX Holdings Acquisition Corp.

EdtechX Holdings Acquisition Corp., headquartered in London UK, is public acquisition company sponsored by affiliates of a specialist “edtech” investment bank, IBIS Capital, and Azimut Enterprises, a Milan based global asset management firm with approximately $61 billion in AUM. EdtechX listed in the Nasdaq on October 2018, as a Special Purpose Acquisition Company (“SPAC”) with a primary focus on the education, training and edtech sectors globally.

EdtechX is led by Chief Executive Officer, Benjamin Vedrenne-Cloquet, and Chairman and Chief Investment Officer, Charles McIntyre. Benjamin and Charles are long standing business partners and have built businesses in the edtech, media and financial services sectors. Together, they lead IBIS Capital, a leading specialist education and edtech focused investment bank whose advisory arm was involved in the acquisition of Wall Street English China in 2018. In 2013, Charles and Benjamin also co-founded EdtechX Global, a world leading conference and insight network across Europe, Asia and China, gathering over 10,000 companies and 2000 industry leaders, innovators and influencers in the education, training and edtech industries. In addition, Charles McIntyre is Chairman of Learnlight, a leading English tutoring digital platform for corporates. Benjamin Vedrenne-Cloquet is also Chairman of the Board of CFBL (a French English Bilingual College in London).

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Additional Information and Where to Find It

EdtechX intends to hold presentations for certain of its stockholders, as well as other persons who might be interested in purchasing EdtechX’s securities, in connection with the proposed business combination between EdtechX and Meten, as described in EdtechX’s current report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 16, 2019, and the preliminary proxy statement filed with the SEC on January 9, 2020 and the Registration Statement on Form F-4 filed with the SEC by Meten EdtechX Education Group Limited (“Holdco”) on January 9, 2020, as amended on February 13, 2020, and other relevant documents. INVESTORS AND SECURITY HOLDERS OF EDTECHX, METEN AND NEW HOLDCO ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about EdtechX, Meten and Holdco once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by EdtechX and/or Holdco when and if available, can be obtained free of charge by directing a written request to EdtechX at yweng@chardan.com; and/or by directing a written request to Meten at Wendy.Zhai@macquarie.com

Participants in the Solicitation

EdtechX and Meten and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of EdtechX’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of EdtechX’s directors and officers in EdtechX’s filings with the SEC, including EdtechX’s Annual Report on Form10-K for the fiscal year ended December 31, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EdtechX’s stockholders in connection with the proposed business combination, along with additional information regarding the interests of participants in the solicitation of proxies, is set forth in the registration statement for the proposed business combination filed by Holdco with the SEC and in the preliminary proxy statement filed by EdtechX with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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